# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: enGene Holdings Inc., CIK 0001980845
CUSIP: 29286M105
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 4868 rue Levy, Suite 220, Saint-Laurent, Quebec Canada (A8), H4R 2P1
Date of event which requires filing of this statement: 09/30/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000950142-23-002732
Filed by CIK 0000903337

## Reporting persons
- Fonds de solidarite des travailleurs et des travailleuses du Quebec: type of reporting person: investment company (IV); citizenship or place of organization: Quebec Canada (A8); sole voting power 2,029,751; shared voting power 0; sole dispositive power 2,029,751; shared dispositive power 0; aggregate amount beneficially owned 2,029,751 (4.5% of the class)

## Item 1. Issuer
Name of issuer: enGene Holdings Inc.
Address of issuer's principal executive offices: 4868 rue Levy, Suite 220, Saint-Laurent, Quebec, Canada H4R 2P1

## Item 2. Person Filing
Name of person filing: Fonds de solidarite des travailleurs et des travailleuses du Quebec
Address of principal business office or, if none, residence:
545, Cremazie Blvd. East, Suite 200
Montreal, Quebec, CANADA
H2M 2W4
Citizenship: Quebec, Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 2,029,751 common shares (the sum of 1,583,179 common shares and 446,572 common shares issuable upon the exercise of 446,572 warrants).
Percent of class:
4.5%, based on 44,662,149 common shares, the sum of (i) 44,215,577 common shares outstanding as of September 6, 2024, as reported in enGene Holdings Inc.'s Form 10-Q filed with the U.S. Securities and Exchange Commission on September 10, 2024 and (ii) 446,572 common shares that would result in the event that all of the 446,572 warrants held by the reporting person were exercised and no other outstanding warrants were exercised.

4.5
Sole power to vote or to direct the vote: See row 5 of cover page.
Shared power to vote or to direct the vote: See row 6 of cover page.
Sole power to dispose or to direct the disposition: See row 7 of cover page.
Shared power to dispose or to direct the disposition: See row 8 of cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Fonds de solidarite des travailleurs et des travailleuses du Quebec: /s/ Liette Leduc, Liette Leduc, Senior Director - Legal Affairs - Private Equity and Impact Investing (10/21/2024)